John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 28, 2014

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On February 3, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 134 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 135 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed primarily for the purpose of revising the investment strategies to the Sound Mind Investing Balanced Fund and to make one minor modification to the investment strategies of the SMI Dynamic Allocation Fund.

On February 14, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, to make other minor and conforming changes, and to update the financial information for each of the Sound Mind Investing Fund, Sound Mind Investing Balanced Fund and SMI Dynamic Allocation Fund.

Prospectus

Fund Summary – Fees and Expenses of the Fund / Sound Mind Investing Fund

1.	Comment: Please remove the footnote to the fee table as there is no fee being waived.

Response: The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2014

2.	Comment: Please remove the sentence in the expense example that says “only the 1 year number shown below reflects the Adviser’s agreement to waive fees and/or reimburses expenses” as the Adviser currently is not waiving fees.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies / Sound Mind Investing Fund

3.	Comment: Please consider whether paragraphs 4 – 7 in this section are principal investment strategies. If they are not, please move them to the Item 9 disclosure toward the back of the prospectus.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance / Sound Mind Investing Fund

4.	Comment: Please revise the paragraph in this section to reflect that performance shown below for periods prior to , 2012 is for the Predecessor Fund as the Fund will have 2013 calendar year returns in the Trust.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies / Sound Mind Investing Balanced Fund

5.	Comment: In the description of the fixed income portion of the Fund’s portfolio, it is noted that approximately 40% (not less than 25% or more than 55%) would be invested in “fixed income securities and derivatives,” please revise this so that the disclosure reads “fixed income senior securities” as a balanced fund, in accordance with SEC staff positions, must invest at least 25% of its assets in fixed income securities that does not include derivatives.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: Please disclose whether there is a limit on the Fund’s investments in high-risk debt securities and if there is an average weighted maturity of securities in which the Fund may invest.

Response: There are no limits on the level of investment in which the Fund may invest with respect to high-risk debt securities and there is no average weighted maturity of the securities in which the Fund may invest. We have added disclosure to the principal investment strategies to clarify these points.

7.	Comment: In the second paragraph under the header “Description of Fixed Income Portfolio,” please define what is meant by “option-adjusted spread analysis.”

Response: The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2014

Fund Summary – Principal Risks / Sound Mind Investing Balanced Fund

8.	Comment: The disclosure in the “derivatives risk” section only speaks to risks associated with the equity portion of the Fund’s portfolio and now that the Fund’s strategy with regard to fixed income investments will include derivatives – please modify this section to address this point.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance / Sound Mind Investing Balanced Fund

9.	Comment: Please revise the paragraph in this section to reflect that performance shown below for periods prior to , 2012 is for the Predecessor Fund as the Fund will have 2013 calendar year returns in the Trust.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Please revise the average annual returns ended from December 31, 2012 to December 31, 2013.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Fees and Expenses of the Fund / SMI Dynamic Allocation Fund

11.	Comment: Please remove the footnote to the fee table as there is no fee being waived.

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: Please remove the sentence in the expense example that says “only the 1 year number shown below reflects the Adviser’s agreement to waive fees and/or reimburses expenses” as the Adviser currently is not waiving fees.

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: In the expense example, only the 1 and 3 year periods are shown and the 5 and 10 year periods should also be shown.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies / SMI Dynamic Allocation Fund

14.	Comment: Please disclose whether there is a limit on the Fund’s investments in high-risk debt securities and if there is an average weighted maturity of securities in which the Fund may invest.

Response: There are no limits on the level of investment in which the Fund may invest with respect to high-risk debt securities and there is no average weighted maturity of the securities in which the Fund may invest. We have added disclosure to the principal investment strategies to clarify these points.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2014

Additional Information about the Funds’ Principal Investment Strategies and Related Risks / SMI Dynamic Allocation Fund

15.	Comment: It is noted that the Fund is a non-diversified fund. If it is non-diversified, please add a related risk to the Principal Risks section.

Response: The Fund is diversified. We have clarified this fact in the disclosures.

No comments were given relating to the Funds’ Statement of Additional Information.

*             *             *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively